NEWS RELEASE 10-29	AUGUST 30, 2010

FRONTEER GOLD TO ACQUIRE AUEX VENTURES

Vancouver, B.C., August 30, 2010 - Fronteer Gold Inc. (“Fronteer Gold”) (TSX/NYSE Amex:FRG) and AuEx Ventures, Inc. (“AuEx”) (TSX:XAU) announced today they have entered into an arrangement agreement under which Fronteer Gold will acquire 100% of the outstanding common shares of AuEx by way of a plan of arrangement.

Under the plan of arrangement, AuEx shareholders will receive 0.645 of a Fronteer Gold share, $0.66 in cash and 0.5 of a share in a new exploration company (“SpinCo”) for each AuEx share. Excluding the SpinCo shares, the offer represents a premium of approximately 50.9% based on the volume-weighted average prices of AuEx and Fronteer Gold shares on the Toronto Stock Exchange (“TSX”) for the 20 trading days ended on August 26, 2010, resulting in a fully diluted equity value for the transaction of $280.8 million.

SpinCo will own all of AuEx’s exploration assets outside of the Pequops District and have $5.0 million in cash. On completion of the transaction, AuEx shareholders will hold 18.6% of the pro forma outstanding shares of Fronteer Gold, on a fully-diluted basis and 90.1% of the SpinCo shares, while Fronteer will hold the remaining 9.9% of the SpinCo shares.

The board of directors of AuEx unanimously approved the transaction and all directors and senior officers of AuEx, as well as AuEx’s single largest shareholder, collectively holding approximately 22.5% of the number of AuEx shares anticipated to be entitled to vote at the meeting have agreed to vote their shares in favour of the transaction.

Fronteer Gold is currently the 51% owner and operator of Long Canyon, an advanced stage exploration project in Nevada. With this transaction, Fronteer Gold is acquiring the remaining 49% interest in Long Canyon as well as the rest of AuEx’s interests in Long Canyon’s regional “Pequop District,” including AuEx’s 49% interest in the West Pequop Project (51%-owned and operated by Agnico-Eagle Mines Ltd.) and the South Pequop Project.

“This acquisition consolidates ownership of our flagship Long Canyon asset and creates a dominant position in the Pequops, Nevada’s newest gold trend,” says Mark O’Dea, Fronteer Gold President and CEO. “Long Canyon is a unique, high-quality gold project and Fronteer Gold will continue to aggressively grow the resource while advancing the project toward production. The transaction leaves Fronteer Gold well funded to develop our exciting suite of gold projects. We have valued our strong relationship with AuEx and recognize the important role that the AuEx team has played in helping develop the Pequops into one of the most exciting districts in the industry. We look forward to having the AuEx shareholders as shareholders of Fronteer Gold, and look forward to our continued relationship with the AuEx team as a shareholder of SpinCo.”

Ronald L. Parratt, President and CEO of AuEx stated: “This transaction delivers an immediate and attractive premium to our shareholders while allowing them to continue to share in the upside potential at Long Canyon through their Fronteer Gold shares and to retain their exposure to an exciting portfolio of exploration projects through their SpinCo shares. We believe that the Fronteer Gold team has the drive, skill set and capital to bring Long Canyon into production and look forward to our continued involvement in the project as shareholders of Fronteer Gold”

TRANSACTION DETAILS

The transaction will be carried out by way of a court-approved plan of arrangement and will require the approval of at least 2/3 of the votes cast by the shareholders at AuEx’s annual and special meeting expected to take place at the end of October 2010. The transaction is also subject to applicable regulatory approvals, including approval of the TSX, and the satisfaction of certain closing conditions customary in transactions of this nature.

If the transaction is completed, AuEx shareholders will receive, for each AuEx share, 0.645 of a Fronteer Gold share, $0.66 in cash and 0.5 of a SpinCo share. Holders of convertible securities of AuEx who wish to participate in the transaction will be required to convert their securities for AuEx shares prior to completion. In accordance with the terms of AuEx’s stock option plan, the vesting of all outstanding options will be accelerated and all options must be exercised immediately prior to completion of the transaction, failing which they will be terminated for no consideration. In accordance with their terms, any outstanding warrants will automatically be adjusted so that, upon exercise subsequent to completion of the transaction, for each AuEx share that would previously have been issued, the warrantholder will receive 0.645 of a Fronteer Gold share and $0.66 cash but, instead of receiving 0.5 of a share of SpinCo, the exercise price of the warrant will be reduced by the fair value of that half share as determined by the directors of SpinCo.

AuEx will be entitled to nominate one director to join Fronteer Gold’s Board of Directors.

The transaction has been unanimously approved by the board of Fronteer Gold. After taking into consideration, among other things, the recommendation of a special committee of AuEx directors established to review the transaction and the verbal opinion of Dundee Securities that the consideration to be received by the AuEx shareholders under the transaction is fair from a financial point of view, the AuEx directors have determined that the transaction is in the best interests of AuEx and is fair to AuEx shareholders and have unanimously approved the transaction and intend to recommend in the information circular for the shareholder meeting that AuEx shareholders vote in favour of the transaction.

All directors and senior officers of AuEx, as well as AuEx’s single largest shareholder, collectively holding approximately 22.5% of the number of AuEx shares anticipated to be entitled to vote at the meeting have entered into voting agreements with Fronteer under which they agree to vote in favour of the transaction. The voting agreements automatically terminate upon termination of the arrangement agreement. Subject to Fronteer Gold's right to match, the board of AuEx may terminate the arrangement agreement in favour of an unsolicited superior proposal upon payment of a $10 million break fee to Fronteer Gold.

ADVISORS

Fronteer’s financial advisor is National Bank Financial Inc. and its legal counsel is Davies Ward Phillips & Vineberg LLP. AuEx’s financial advisor is Dundee Securities Corporation and its legal counsel is Stikeman Elliott LLP.

CONFERENCE CALL

Fronteer Gold and AuEx will hold a conference call for analysts and investors to discuss the transaction on Monday, August 30, 2010 at 10 a.m. (Eastern).

Access to the conference call may be obtained by dialing 1-866-226-1792 (toll-free North America) or 1-416- 340-2216.

The conference call’s presentation can be downloaded in advance at:
http://www.fronteergold.com/sites/files/fronteer_admin/AcquisitionPresentation1029.pdf

An audio replay of the call will be available after the call by dialing 800-408-3053 or 416-695-5800 and entering the passcode 6401813.

ABOUT FRONTEER GOLD

We intend to become a significant gold producer. Our solid financial position and strong operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. Fronteer Gold aims to build regional production by advancing these projects sequentially over the near-term. For further information on Fronteer Gold visit www.fronteergold.com.

ABOUT AUEX VENTURES, INC.

AuEx Ventures, Inc. is a TSX listed Nevada-based, gold/silver exploration company that has a current portfolio of twenty exploration projects in Nevada/Utah, one project in Spain and four projects in Argentina. The Company controls about 167,000 acres of unpatented mining claims and fee land in Nevada. Sixteen of the projects are in joint venture or exploration earn-in agreements with eight companies. The Company applies the extensive Nevada exploration experience and high-end technical skills of its founders to search for and acquire new precious metal exploration projects that are then offered for joint venture.

For more information, please contact:

Fronteer Gold Inc.
Mark O'Dea, President & CEO
John Dorward, Vice President, Business Development
Phone 604-632-4677 or Toll Free 1-877-632-4677

AuEx Ventures, Inc.
Ronald L. Parratt, President & CEO
Phone 775-337-1545 or rparratt@auex.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer Gold’s Annual Information form and Fronteer Gold’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer Gold disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.